FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中[redacted]丹利街十六號騏利大廈九樓
[redacted]ax: 2827 4836 • E-mail: fw@fairwind.com.hk

04030319

Your Ref:

Our Ref: S/5411/89 LTO/sl

7th May, 2004

SUPPL

RECEIVED
2004 MAY 24 P 12: 34
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities and Exchange Commission,
Division of Corporate Finance,
Office of International Corporate Finance,
Room 3045 (Stop 3-4),
450 Fifth Street,
Washington, D.C.20549,
United States of America.

Ladies and Gentlemen,

Re: Starlight International Holdings Limited
("the Company")
Rule 12g3-2(b) Exemption
File No.82-3594

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of the Company, enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 11, 1994.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2827 4748 in Hong Kong if you have any questions.

Thank you for your attention.

PROCESSED
MAY 24 2004
THOMSON
FINANCIAL

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES
LIMITED

dlw 5/24

LO Tai On
Director

Enc.
c.c. the Company

File No. 82-3594

Annex A to Letter to the SEC
Dated 7th May, 2004 of
Starlight International Holdings Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on January 11, 1994:-

DESCRIPTION OF DOCUMENT

1. Title : Notification of movement of securities in Hong Kong

   Date : 30th April, 2004

   Entities requiring item: HKSE pursuant to Exchange Listing Agreement; and

FORM

Monthly Return on Movement of Listed Equity Securities
For the month ended 30th April, 2004

TO: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Starlight International Holdings Limited
(Name of Company)

Mr. Peter LEE Yip Wah Tel No.: 2827 1778
(Name of Responsible Official)

Date: 7th May, 2004

(A) **Information of Types of Listed Equity Securities**:
(please tick wherever applicable)

1.	Ordinary shares	:	√	2.	Preference shares:
3.	Other classes of shares	:			please specify: ______
4.	Warrants	:			please specify: ______

(B) **Movement in Authorised Share Capital:**

	No. of Ordinary shares/Preference shares/other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	1,250,000,000	$0.40	$500,000,000
Increase/(Decrease) (SGM approval date):	Nil	Nil	Nil
Balance at close of the month:	1,250,000,000	$0.40	$500,000,000

(C) **Movement in Issued Share Capital:**

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	757,219,982	Nil	Nil
Increase/(Decrease) during the month	Nil	Nil	Nil
Balance at close of the month:	757,219,982	Nil	Nil

Details of Movement:

* please delete and insert "N/A" wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
RE OPTIONS*	No. of Options	Granted	Exercised	Cancelled	No. of Options	
mployee share option scheme dopted on 7th April, 1997 xercise price: HK$0.40	5,455,632	Nil	Nil	Nil	5,455,632	
mployee share option scheme dopted on 12th September, 2002 xercise price: HK$0.40 xercise price: HK$0.86	6,700,500 15,144,000	Nil Nil	Nil Nil	Nil Nil	6,700,500 15,144,000	
RRANTS* of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
______ ubscription price HK$ _____ ______ ubscription price HK$ _____						

VERTIBLES* s	Units	Converted (Units)	Units	
ertibles Notes ertible price: HK$ ______	N/A	N/A	N/A	

ER ISSUES OF SHARES*			
ts Issue	Price:	Issue and allotment Date:	
ng	Price:	Issue and allotment Date:	
is Issue		Issue and allotment Date:	
Dividend		Issue and allotment Date:	
rchase of share		Cancellation Date:	
emption of share		Redemption Date:	
sideration issue	Price:	Issue and allotment Date:	
rs (Please specify)	Price:	Issue and allotment Date:	
		Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:	0 ==========

arks:

Authorised Signatory:

Name: Peter LEE Yip Wah
Title: Secretary

:

nformation contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the k Exchange without prior notification to the company/issuer.

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